Exhibit 99.2

2 0 2 2

UNITY INVESTOR RELATIONS Safe Harbor 2 Cautionary Statement Regarding Forward-Looking Statements This presentation includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. These statements are based on current expectations, estimates and projections about the industry and markets in which Unity Software, Inc. (“Unity”) and ironSource Ltd. (“ironSource”) operate and management’s beliefs and assumptions as to the timing and outcome of future events, including the transactions described in this presentation. While Unity and ironSource’s management believe the assumptions underlying the forward-looking statements are reasonable, such information is necessarily subject to uncertainties and may involve certain risks, many of which are difficult to predict and are beyond management’s control. These risks and uncertainties include, but are not limited to the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the outcome of any legal proceedings that may be instituted against the parties and others following announcement of the merger agreement; the inability to consummate the transaction due to the failure to obtain the requisite stockholder approvals or the failure to satisfy other conditions to completion of the transaction; risks that the proposed transaction disrupts current plans and operations of Unity and ironSource; the ability to recognize the anticipated benefits of the transaction, including anticipated synergies; the amount of the costs, fees, expenses and charges related to the transaction; Unity’s expected stock buyback occurring as planned or at all; Unity’s ability to meet revised financial guidance; and the other risks and important factors contained and identified in Unity’s and ironSource’s filings with the Securities and Exchange Committee (“SEC”), such as Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and subsequent Current Reports on Form 6-K, any of which could cause actual results to differ materially from the forward-looking statements in this presentation. There can be no assurance that the proposed transaction will in fact be consummated. We caution investors not to unduly rely on any forward-looking statements. The forward-looking statements speak only as of the date of this press release. Neither Unity nor ironSource is under any duty to update any of these forward-looking statements after the date of this presentation, nor to conform prior statements to actual results or revised expectations, and neither Unity nor ironSource intends to do so. Important Information for Investors and Stockholders In connection with the proposed transaction, Unity expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Unity and ironSource that also constitutes a prospectus of Unity, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Unity and ironSource’s respective securityholders, as applicable, when it becomes available. Unity and ironSource also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders may obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Unity and ironSource with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by the companies will be available free of charge on their respective websites at www.unity.com and www.is.com. Participants in Solicitation Unity, ironSource and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Unity is set forth in its proxy statement for its 2022 annual meeting of stockholders, which was filed with the SEC on April 20, 2022. Information about the directors and executive officers of ironSource is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

UNITY INVESTOR RELATIONS Safe Harbor 3 Non-GAAP Financial Measures This presentation includes non-GAAP financial measures, including Adjusted EBITDA of Unity and Non-GAAP Net Income, Adjusted EBITDA and Adjusted EBITDA Margin of ironSource. These non-GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures. For example, other companies may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Unity has not reconciled its expectations as to Adjusted EBITDA of the combined company because Unity does not reconcile projected forward looking information. Unity defines Adjusted EBITDA as net income, less income taxes, interest expense, depreciation and amortization and stock-based compensation expense. ironSource defines Adjusted Net Income as as income from continuing operations, net of income taxes, as adjusted for share based compensation expense, depreciation and amortization, cquisition-related costs and offering costs. ironSource defines Adjusted EBITDA as income from continuing operations, net of income taxes, as adjusted for income taxes, financial expenses, net and depreciation and amortization, further adjusted, as applicable, for asset impairments, share-based compensation expense, fair value adjustments related to contingent consideration, acquisition-related costs and offering costs. ironSource defines Adjusted EBITDA Margin as Adjusted EBITDA calculated as a percentage of revenue. For a reconciliation of Non-GAAP Net Income, Adjusted EBITDA and EBITDA Margin of ironSource to the most closely comparable GAAP measure, please see the Appendix. Market, Industry and Other Data This presentation contains data, estimates and forecasts that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. We do not undertake to update such data after the date of this presentation.

UNITY INVESTOR RELATIONS Today’s participants 4 John Riccitiello CHIEF EXECUTIVE OFFICER UNITY Tomer Bar-Zeev CHIEF EXECUTIVE OFFICER IRONSOURCE Luis Visoso CHIEF FINANCIAL OFFICER UNITY

UNITY INVESTOR RELATIONS VISION We believe the majority of the world’s content will be real time 3D. Only a fraction of creators succeed in the creator economy today. We are combining Creation and Growth to increase creator success and transform “luck” to science. 5

UNITY INVESTOR RELATIONS 6 Unity + ironSource combination highlights COMBINED PLATFORM => Better games and better user acquisition, science THREE SYNERGIES LEAD TO $1B Adjusted EBITDA run rate by end of 2024 BALANCED COMPANY Half Creation related, half Growth (ads) related Note: Management projections. Adjusted EBITDA includes net income, less income taxes, interest expense, depreciation and amortization, and stock-based compensation expense. Unity does not reconcile projected forward looking information.

UNITY INVESTOR RELATIONS 7

Our platform evolution

Traditional model

Creation Devs and artists → **Growth** UA experts and operators

Unity - ironSource immediate model

Creation Devs and artists

Growth UA experts and operators

Unity - ironSource fully synergized model

Continuous Creation & Growth Creators, UA experts, operators on one live platform with one integrated data set

Unity

UNITY INVESTOR RELATIONS 8

ironSource complements and completes the Unity platform

Combined capabilities

Creation tools
- Unity Editor
- Unity Parsec
- Unity Wētā Digital
- Professional services
- Unity Ziva & Art Tools
- HTML5 creative tools
- Unity Digital Twins
- Unity Plastic SCM
- DOTS
- Unity Pixyz
- Unity Cloud Build
- On-demand training
- ...

Gaming services
- Analytics & player engagement
- Configure & manage
- Monitor performance
- Cloud drive
- Dev ops
- Collaboration services
- Advanced AI and simulation
- ...

Publishing engine
- Supersonic

User acquisition
- Unity & iS Ads acquire
- Cross channel marketing tools
- Aura on-device distribution

Monetization
- Unity & iS Ads monetize
- LevelPlay mediation

Ads Creative
- Luna Creative management
- ...

IAP Monetization
- Unity IAP
- ...

More creator success attracts more creators to our integrated ecosystem

Capabilities key: ironSource | Unity

UNITY INVESTOR RELATIONS CREATION DATA GROWTH Fully synergized platform vision Continuous Creation & Growth TEST - LEARN - ITERATE Data flowing from the growth platform into the creation process makes the game better Improvements in the game drive more financial success Greater data scale makes the feedback loop more powerful for all games created with Unity

UNITY INVESTOR RELATIONS

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ironSource at a glance

Tel Aviv HEADQUARTERS	**2010** FOUNDED	**1,400**(1) HEADCOUNT
$623M(1) LTM REVENUE (60% YOY growth)	**$213M**(1) LTM ADJUSTED EBITDA	**34%**(1) LTM EBITDA MARGIN
98%(2) GROSS RETENTION	**153%**(1) DOLLAR-BASED NET EXPANSION RATE	**397**(1) CUSTOMERS CONTRIBUTING >$100K IN REVENUE

Notes: (1) As of March 31, 2022, (2) For customers who generated >$100K revenue over the trailing 12 month period ending December 31, 2021.
Adjusted EBITDA is a Non-GAAP financial measure. Please see the appendix for a reconciliation to the most directly comparable GAAP measure.

Unity

UNITY INVESTOR RELATIONS Fully synergized platform vision Data flowing from the growth platform into the creation process makes the game better Improvements in the game drive more financial success Greater data scale makes the feedback loop more powerful for all games created with Unity Continuous Creation & Growth TEST - LEARN - ITERATE CREATION DATA GROWTH

UNITY INVESTOR RELATIONS 12

Unity + ironSource moving to a more balanced business model


End-to-end integrated software platform
~50%
CREATION
~50%
GROWTH

CREATION

Leading creation platform for games and digital twins

Established platform foundation - Unity Editor, Unity Gaming Services, Unity Wētā Digital, Unity Digital Twins, Supersonic

Combination of SaaS, revenue share, ratable and ProServe revenue streams

GROWTH

Leading growth platform in gaming, with longer term extensible capabilities to support digital twins access in multiple industries

Scaled data / learning loops support creators, user acquisition, and more all operating on a common data infrastructure

Combination of revenue share + SaaS revenue streams

Note: Management projected pro forma revenue after combination. Creation estimated to be ~45% today growing to ~50% within 2-3 years of closing.

Unity

UNITY INVESTOR RELATIONS Monetization is critical to creator success 13 — Monetization, in particular advertising, are critical to the creator economy — Performance-based ads in particular are central to the gaming ecosystem and we believe they will continue to grow — Ads are a data-driven, scale business - together, Unity and ironSource will provide more scale to empower creators — The combined Unity and ironSource advertising networks have generated $6B in payments to creators since 2019 — Monetization is a highly profitable business

UNITY INVESTOR RELATIONS Immediate synergies for customers and Unity Data scale LevelPlay mediation Supersonic 14 14

UNITY INVESTOR RELATIONS

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Combined user data, scale and diversity drives greater creator success

Supersonic app installs to date
2B+

Devices integrated with Aura to date
1B+

Apps monetized using Sonic SDK
80K+

Top 100 US mobile games using Sonic SDK
85%+

Machine Learning

Ads SDK MAUs
3B+

Events ingested on a daily basis (includes ads and analytics)
50B+

Games monetized using Unity Ads
150K+

Mobile games using Unity engine (top 1000)
70%+

ironSource | **Unity**

Note: Management estimates, all figures are as of June 30, 2022

Unity

UNITY INVESTOR RELATIONS
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Mediation: The ad supply and demand auction engine


Ad supply
LevelPlay
Mediation
Ad demand
Players
More relevant ads
Developers & publishers
Drives more revenue for developers and publishers
Ad supply and demand auction engine
ironSource + Unity
Ad networks
Fueled by greater data scale from ironSource and Unity's combined ad networks
Ad buyers & brands
Drives higher return on ad spend (ROAS) for ad buyers and brands

Unity

UNITY INVESTOR RELATIONS
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Supersonic driving more big wins for the long tail

Unity = ++ PROTOTYPES

Unity will bring more candidates from create and more data scale

ironSource

Turbo charging ironSource's existing deployment funnel

NON-LINEAR IMPROVEMENT IN WINS

To deliver a higher success rate for the long tail


Publisher A
Publisher B
Publisher C
SUPER SONIC

Unity

UNITY INVESTOR RELATIONS 18

Combination is highly attractive to ironSource stockholders

- Combines passionate teams with aligned vision
- Dramatically improves outcomes for creators & developers
- Unleashes the full power of Unity's creation tools
- Provides opportunity for substantial financial upside
- Commitment from founders who own approximately 30% of ironSource shares

ironSource stockholders to own approximately

26.5%

of combined company post-close

Unity

UNITY INVESTOR RELATIONS 19 Unity + ironSource combination highlights COMBINED PLATFORM => Better games and better user acquisition, science THREE SYNERGIES LEAD TO $1B Adjusted EBITDA run rate by end of 2024 BALANCED COMPANY Half Creation related, half Growth (ads) related Note: Management projections. Adjusted EBITDA includes net income, less income taxes, interest expense, depreciation and amortization, and stock-based compensation expense. Unity does not reconcile projected forward looking information.

UNITY INVESTOR RELATIONS

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Transaction summary

Transaction consideration	→ All-stock transaction values ironSource at approximately $4.4B → Pro forma ownership: approximately 73.5% Unity and approximately 26.5% ironSource → Each share of ironSource to be exchanged for 0.1089 shares of Unity
Management and governance	→ Unity board to include 3 Directors from ironSource, including Tomer Bar-Zeev → Key members of ironSource management team to assume leadership roles in the combined company → Tel Aviv to become a new hub for Unity
Conditions and closing	→ Subject to customary regulatory approval and other conditions → Subject to shareholder vote at ironSource and Unity → Expected closing in the fourth quarter of 2022
Preview of financial results and guidance	→ ironSource reaffirms second quarter and full-year guidance provided during first-quarter earnings call → Unity expects second quarter financial results to be slightly better than high end of the guidance provided → Unity reduces full-year revenue guidance from $1,350-1,425M to $1,300-1,350M

Unity

UNITY INVESTOR RELATIONS Highly profitable and accretive transaction 21 $1B Adjusted EBITDA run rate by end of 2024 $300M+ Anticipated annual EBITDA synergies by year 3 Adjusted EBITDA Synergies Note: Management projections. Adjusted EBITDA includes net income, less income taxes, interest expense, depreciation and amortization, and stock-based compensation expense. Unity does not reconcile projected forward looking information.

UNITY INVESTOR RELATIONS Strong endorsement from Unity’s largest investors 22 $1B investment Note: Committed financing as of transaction close. “Silver Lake and Sequoia are both excited to continue to partner with Unity as they execute on the massive opportunity to help creators across both gaming and other verticals to build, power and monetize the real-time 3D experiences of the future. We are delighted to invest to support this strategically compelling and highly accretive transaction.” Egon Durban Co-CEO and Managing Partner Silver Lake Partners Roelof Botha Partner Sequoia Capital

UNITY INVESTOR RELATIONS Share repurchase reduces dilution 23 24 months as of transaction closing $2.5B Timing Share repurchase authorization

UNITY INVESTOR RELATIONS THE END-TO-END PLATFORM POWERING THE CONTENT AND CREATOR ECONOMY 24

Thank you

Appendix

UNITY INVESTOR RELATIONS 27 ironSource LTM Reconciliation of GAAP to Non-GAAP financials ($K) From continuing operations, net of income taxes to Adjusted EBITDA LTM 3/31/22 (Unaudited) GAAP Income from continuing operations, net of income taxes $ 63,349 Add: Financial expenses, net 1,321 Income taxes 19,588 Share-based compensation expense 86,090 Depreciation and amortization 32,510 Acquisition-related costs 7,351 Offering Costs 2,755 Adjusted EBITDA $ 212,964 Revenue $ 623,418 Adjusted EBITDA margin 34%